Exhibit 99.1

Ritchie Bros. Announces Management Departure

VANCOUVER, March 30, 2015 /CNW/ - Ritchie Bros. Auctioneers (NYSE and TSX: RBA, the "Company") announces today that Steve Simpson, Chief Sales Officer – Global Key Accounts, is resigning from the business to pursue other opportunities.

"Steve has been an inspirational leader for our sales team during his 20 years in management and his 25 years with Ritchie Bros.; most recently he was Chief Sales Officer on a worldwide basis the past three years," said Ravi Saligram, Chief Executive Officer, Ritchie Bros.  "I want to thank Steve for his many important contributions to our company.  He was instrumental in growing Australia from a frontier market, into an established, self-sustaining business for us.  He successfully grew our market share in the Western US region.  And his passion for the transportation sector was a driving force behind Ritchie Bros. becoming one of the leading auction companies in the transportation space.  We all wish him well as he begins a new chapter in his career."

Commenting on his resignation, Steve Simpson said: "I have spent half my life at Ritchie Bros., in roles that took me around the world and gave me opportunities to work with our industry's best and brightest.  In fact, many of my closest friends are Ritchie Bros. employees and customers.  It has been one of the most rewarding career runs anyone could ask for, and I look forward to continuing my relationship with the Company as a customer going forward."

Related to this announcement, Ritchie Bros.' Global Key Accounts initiative will be consolidated under Mike Johnston, Senior Vice President – Strategic Accounts.  Mr. Johnston will also continue to oversee the Company's Strategic Accounts group, which develops and fosters client relationships with national and international companies and government departments.

About Ritchie Bros.

Established in 1958, Ritchie Bros. (NYSE and TSX: RBA) is the world's largest seller of used equipment for the construction, transportation, agriculture, material handling, energy, mining, forestry, marine and other industries. Ritchie Bros. TM solutions make it easy for the world's builders to buy and sell equipment with confidence, including live unreserved public auctions with on-site and online bidding (rbauction.com), the EquipmentOneTM secure online marketplace (EquipmentOne.com), a professional corporate asset management program, and a range of value-added services, including equipment financing for customers through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in more than 19 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

SOURCE Ritchie Bros. Auctioneers

%CIK: 0001046102

For further information: Jamie Kokoska, Director, Investor Relations, Phone: 1.778.331.5219, Email: jkokoska@rbauction.com

CO: Ritchie Bros. Auctioneers

CNW 20:45e 30-MAR-15